Exhibit 10.19

David L. Calhoun

Chairman & Chief Executive Officer

February 20, 2007

Brian J. West

[ADDRESS]

Dear Brian:

On behalf of The Nielsen Company B.V. (the “Company”). I am pleased to confirm our employment offer to you for the position of Chief Financial Officer. We will agree upon a mutually acceptable start date. In this role, you will be based in our Wilton, Connecticut office and will report to me.

In connection with your position, your annualized base salary will be $700,000, payable in bi-weekly installments of $26,923.08. Your base salary will be reviewed annually along with other Company executives.

Your 2007 Annual Incentive Plan (AIP ) target will be $700,000. Nielsen EBITDA and revenue are the financial metrics for 2007.

In respect to your outstanding long-term incentive, restricted stock unit and stock option awards granted by your prior employer, you shall receive a cash lump sum payment of $2,400,000. payable on the first payroll period after your employment commences.

As a result of your accrued benefits under the prior employer’s SERP, you shall be entitled to receive a supplemental retirement benefit from the Nielsen Company. The Company SERP shall provide a benefit in an amount equal to $1,600,000, together with interest from December 31, 2006, at the rate of 5.05% per annum, less the actuarial equivalent (determined on the same basis as the foregoing $1,600,000 amount) with regard to any amount that you receive or are entitled to receive in the future pursuant to the Prior SERP. The benefit under the Company SERP shall be paid in a cash lump sum on the earlier to occur of January 1, 2012, or at the time of termination of employment hereunder. You will be fully vested at all times in his benefits under the Company SERP.

45 Danbury Road Wilton. CT 06897

Telephone 203-563-2826  •  Fax 203-583-3984  •  email: david.calhoun@nielsen.com

You will be eligible to participate in the Nielsen Deferred Compensation Plan. This plan allows you to make tax-deferred deductions from your base salary and annual incentive. You may direct these deductions to be invested in a series of mutual funds and elect distributions of these monies either during your employment with Nielsen or after your employment ends. We will provide you with details of the plan and enrollment materials on your start date and you will have thirty days to enroll for 2006-related compensation.

Nielsen offers a comprehensive benefits program, which is comprised of two components:

•	Insurance benefits – Medical, dental, group life insurance, long-term disability, short-term disability/sick leave and legal services.

•

Retirement savings – 401(k) plan which provides a company match of up to 50% of the first 6% of personal pre-tax contributions to the plan. Additionally, the company will make a discretionary contribution to the 401(k) plan equal to 1% of eligible compensation.

As a member of the senior management team, you have agreed to make an investment in our parent company’s common stock (“Company Stock”) in an amount of $1,250,000, (which is anticipated at this time to result in your acquisition of 125,000 shares at a purchase price of $10 per share) (your “Initial Investment”).

As a result of this Initial Investment, you will receive an option to purchase a number of shares of Company Stock with an aggregate value of $10,000,000. Assuming an Initial Investment price of $10 per share and that these options would be granted in full at the time you make your Initial Investment, you would receive 750,000 options at an exercise price of $10 per share and 125,000 options at an exercise price of $20 per share.

As a condition of making your Initial Investment and receiving the grant of options described above, you will be required to enter into agreements (including, but not limited to, a Management Stockholder’s Agreement, Stock Option Agreement, and Sale Participation Agreement (collectively, the “Equity Agreements”)) that will govern your acquisition, holding and disposition of all Company Stock held by you (and to the extent applicable, your Option and the Common Stock subject thereto). A package of the forms of documentation has been provided to you, and once we have your start date, we will prepare your specific documents for your review.

As part of your employment, you will have a severance agreement with the Company in the form that has been provided to you, which we will sign when you start your employment. The agreement provides, among other things, for severance payments of two years of salary, plus a pro-rated annual incentive amount, and benefits continuation for up to twenty-four months, if (i) your employment is terminated by the Company without “Cause” or (ii) you resign from the Company for “Good Reason”, as those terms are described in the form agreement.

You will be provided a number of executive perquisites as follows:

1.	annual car allowance of $15,600, payable bi-weekly

2.	annual financial planning and tax assistance of up to $15,000

3.	annual executive physical assistance of up to $2,500

All of the executive benefits will be grossed up on an annual basis.

Relocation to CT will also be provided as per the policy previously provided to you during our Wilton meeting. Highlights of the benefits include:

•	home marketing assistance

•	home sale costs

•	house hunting trips

•	new home closing costs

•	temporary living expenses

•	movement of household goods

•	relocation allowance (one month of base salary)

•	tax assistance

You will also be entitled to four weeks of annual vacation.

All compensation payable to you by the Company under this letter agreement or otherwise will be subject to withholding for taxes in accordance with the normal payroll practices of the Company.

This employment is on an “at-will” basis. In addition, the Immigration Reform and Control Act of 1986 requires employers to verify that all associates are legally authorized to work in the United States. You will be required to complete and return an I-9 form.

Brian, I look forward to you joining the executive team at Nielsen. I am confident that the Company has very strong assets and will develop very positively over time.

Sincerely,

David L. Calhoun
Chairman & CEO, The Nielsen Company

CC:	Greg Anderson, Chief Human Resources Officer

Date Accepted: 2/20/07

Signature:
Brian West